[redacted]

10025841

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 16 2010
Washington, DC
110

SEC FILE NUMBER
8 - 51671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CSCA CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pickette (212) 446-9170
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd.	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Pickette, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CSCA CAPITAL ADVISORS, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sandra M. Libretto
Notary Public, State of New York
No. 01LI6216944
Qualified in New York County
Commission Expires February 1, 2014

Sandra M. Libretto
Notary Public

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSCA CAPITAL ADVISORS, LLC
(formerly Cohen & Steers Capital Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

CSCA CAPITAL ADVISORS, LLC
(formerly Cohen & Steers Capital Advisors, LLC)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
CSCA Capital Advisors, LLC

We have audited the accompanying statement of financial condition of CSCA Capital Advisors, LLC (formerly Cohen & Steers Capital Advisors, LLC) (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CSCA Capital Advisors, LLC (formerly Cohen & Steers Capital Advisors, LLC) as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 5, 2010

CSCA CAPITAL ADVISORS, LLC
(formerly Cohen & Steers Capital Advisors, LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	2,460,741
Fees receivable		341,650
Office equipment, net		2,408
	$	2,804,799
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	219,056
Due to parent		333,158
Total liabilities		552,214
Member's equity		2,252,585
	$	2,804,799

See accompanying notes to financial statements.

1. Nature of business

Nature of Business

CSCA Capital Advisors, LLC (formerly Cohen & Steers Capital Advisors, LLC) (the "Company"), is a New York limited liability company. Effective May 1, 2009, the Company became a wholly-owned by CS Capital Advisors, LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain advisory and consulting services on a fee basis, to corporations, REITs and others in connection with financial transactions including mergers, acquisitions, divestitures, leveraged buy-outs, joint ventures, reorganizations, recapitalizations and other extraordinary corporate transactions. The Company provides fairness opinion letters, valuations, in conjunction with a broad range of financial transactions. The Company also acts as a co-manager on underwritten offerings of debt, preferred, equity or equity-linked securities and agent in the placement of securities. The Company is typically compensated on a fee for services basis, including opinion fees upon rendering opinions, placement agent fee for the placement of securities and its participation in the gross spread associated with underwritten offerings.

Prior to May 1, 2009, the Company was wholly-owned by Cohen & Steers Capital Management, Inc. On May 1, 2009, the member interest of the Company was acquired from Cohen & Steers Capital Management, Inc. in a transaction accounted for as a purchase by the Parent. Also on May 1, 2009, the Company changed its name from Cohen & Steers Capital Advisors, LLC to CSCA Capital Advisors, LLC.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 5. 2010. Subsequent events have been evaluated through this date.

Fees Receivable, Advisory Fee and Underwriting Revenue

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2009.

Advisory fee revenues are recorded in accordance with the terms of the advisory agreements and, where applicable, recognized on a pro rata basis over the term of the respective agreements.

Underwriting fees include gains, losses and fees, net of underwriting expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

2. Summary of significant account policies (continued)

Office Equipment, net

Office equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Office equipment is depreciated over 5 years.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to city income taxes and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net income. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2. Summary of significant account policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and concentration of credit risk

The Company considers bank money market accounts to be cash.

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Office equipment

Details of office equipment as of December 31, 2009 are as follows:

Office equipment	$ 37,615
Less: accumulated depreciation	(35,207)
	$ 2,408

Depreciation expense was $2,880 for the year ended December 31, 2009.

5. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. The total amount incurred by the Company under this agreement was approximately $373,000 of which approximately $40,000 was forgiven by the Parent as a capital contribution to the Company, and the remainder of approximately $333,000 was due to the Parent at December 31, 2009.

Liabilities Subordinated to Claims of General Creditors

During July 2009, the Company entered into a temporary subordinated loan agreement with the Parent in the amount of $1,400,000. The loan was interest free and was repaid in full by the Company in September 2009 in accordance with its scheduled maturity date.

5. Related party transactions (continued)

Minimum Tax Distributions

Pursuant to the Parent's *Second Amended and Restated Operating Agreement*, the Parent's Board of Managers shall cause the Parent to make distributions on a quarterly basis to each member of the Parent. Such distribution shall aggregate an amount equal to at least fifty percent of such member's anticipated distributive share of the Parent's estimated taxable income for such quarter to the extent such income is attributable to allocation of net profit to such member. As net capital requirements permit, the Parent may call upon the Company to fund these obligations.

6. Concentration of revenue

The Company generated advisory fees, underwriting fees and expense reimbursements revenue from four clients during the year. Three of these clients accounted for in excess of 10% of revenue, representing 92% of total revenue in the aggregate. Fees receivable from one of these clients represent 34% of total fees receivable at December 31, 2009.

7. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $1,909,000, which was approximately $1,809,000 in excess of its minimum requirement of $100,000.